MAR 11 2011

OYC 3/21/11

11021387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2010 AND ENDING DEC 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUANTEX CLEARING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 MONTGOMERY ST
(No. and Street)

JERSEY CITY, NEW JERSEY 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN V IANNONE JR 646-214-5608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SELIGSON & GIANNATTASIO, LLP
(Name – *if individual, state last, first, middle name*)

723 N. BROADWAY WHITE PLAINS, NY 10603
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/31

OATH OR AFFIRMATION

I, JOHN V IANNONE JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUANTEX CLEARING, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

LISSETTE MEDINA
A Notary Public of New Jersey
My Commission Expires 11/02/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

White Plains Office
723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

Port Washington, NY
Highlands Park, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Members
Quantex Clearing LLC

We have audited the accompanying statement of financial condition of Quantex Clearing LLC (the "Company"), as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the period June 11, 2010 (date of formation) to December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Quantex Clearing LLC as of December 31, 2010, and the results of its operations and its cash flows for the period June 11, 2010 date of formation) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains NY
March 9, 2011

QUANTEX CLEARING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Current assets:	
Cash and cash equivalents	$ 5,389,059
Non marketable securities, at market	35,124
Receivables from broker-dealers and clearing organizations	682,478
Securities borrowed	120,391,520
Reserve deposits	4,131,864
Other current assets	308,938
Total current assets	$130,938,983

LIABILITIES & MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 99,951
Securities loaned	121,033,220
Total current liabilities	121,133,171
Commitments and contingencies	
Members' Equity	9,805,812
Total liabilities and members' equity	$130,938,983

See notes to financial statements.

QUANTEX CLEARING LLC

STATEMENT OF OPERATIONS

For the Period June 11, 2010 (Date of Formation) to December 31, 2010

Revenues:		
Stock loan rebates		$ 1,038,341
Stock locate service revenues		235,124
Total revenue		1,273,465
Expenses:		
Salaries and commission expenses	$908,118	
Trading and clearance charges	91,393	
Rebate interest	859,164	
Professional fees	100,676	
Data Processing	185,810	
Other general and administrative expenses	257,817	
Total expenses		2,402,978
Net loss		$ (1,129,513)

See notes to financial statements.

QUANTEX CLEARING LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Period June 11, 2010 (Date of Formation) to December 31, 2010

Members equity, June 11, 2010 (date of formation)	$10,606,039
Member contributions	329,286
Net loss	(1,129,513)
Members' equity, December 31, 2010	$9,805,812

See notes to financial statements

QUANTEX CLEARING LLC

STATEMENT OF CASH FLOWS

For the Period June 11, 2010 (Date of Formation) to December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,129,513)
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	(261,281)
Securities borrowed	(120,391,520)
Securities loaned	121,033,220
Other current assets	(39,493)
Reserve deposits	(3,131,866)
Accounts payable and accrued expenses	97,572
NET CASH FLOWS FROM OPERATING ACTIVITIES	(3,822,881)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions from members	329,286
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,493,595)
Cash and cash equivalents – beginning of period	8,882,654
Cash and cash equivalents – end of period	$ 5,389,059
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ --
Interest	$ --

See notes to financial statements.

QUANTEX CLEARING LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - ORGANIZATION

Quantex Clearing LLC (the "Company") is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"),Chicago Board Stock Exchange ('CBSX"), and the Securities Investor Protection Corporation ("SIPC"). The Company's principal business model engages in a stock loan/stock borrow matchbook business. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Revenue recognition

Revenues from stock loan rebates are recorded when the rebate has been earned. The Company also records revenues for stock locator services. Revenues for these services are recorded when earned.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Reserve deposits

The Company has bank accounts where funds are set aside for various reserve requirements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods.

Non Marketable Securities

As part of the acquisition of the operations of NYFIX (Note 3), the Company acquired 8.20905 shares of DTCC common stock. These shares are reflected as non-marketable securities. The value for these shares has been determined by DTCC. There was no material change in the value of these securities during the period. Management has determined these values to be Level 2 inputs.

Concentration

Substantially all the cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses on such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Subsequent events

The Company has evaluated subsequent events through March 9, 2011.

NOTE 3 - ACQUISITION OF OPERATIONS

In June 2010, the operations of NYFIX Broker Dealer Holdings LLC ("NYFIX") was acquired through a membership interest purchase whereby Legend Securities, Inc. acquired a 100% membership interest in NYFIX for $350,000.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to $250,000. At December 31, 2010, the Company had net capital, as defined, of $9,196,089 which was $8,946,089 in excess of its required net capital of $250,000.

NOTE 5 - LEASE COMMITMENTS

The Company leases its premises pursuant to a sublease agreement accounted for as an operating lease. The sublease expires on July 31, 2015. In addition, the Company leases certain of its equipment and software pursuant to an operating lease agreement.

The following is a schedule of future minimum rental payments required under all operating leases:

December 31,	
2011	304,000
2012	414,000
2013	414,000
2014	414,000
2015	259,000
	$1,805,000

Rent expense for the period ended December 31, 2010 totaled $54,187.

SUPPLEMENTARY INFORMATION

QUANTEX CLEARING LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Total members' equity	$9,805,812
Deductions and/or charges:	
Non allowable assets	484,063
Deficits on securities borrowed	125,660
Net capital before haircuts on securities positions	9,196,089
Haircuts	--
Undue Concentration Charges	--
Net capital	9,196,089
Minimum net capital	250,000
Excess net capital	$8,946,089

See notes to financial statements.

QUANTEX CLEARING LLC

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5 DECEMBER 31, 2010

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2010 as amended	$9,254,090
Reconciling Items:	
Record license fees	(58,000)
Miscellaneous	(1)
	$9,196,089